

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 10, 2011

Mr. Johannes Petersen
Chief Financial Officer
American Power Corp.
16 Market Square Center
1400 16th Street Suite 400
Denver, CO 80202

>   **RE: American Power Corp.**
>   **Form 10-K/A for the Fiscal Year ended September 30, 2010**
>   **Form 10-Q/A for the Fiscal Quarter ended December 31, 2010**
>   **File No. 0-53683**

Dear Mr. Petersen:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief